UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

O2Micro International Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

67107W100*

(CUSIP Number)

Du Shyun-Dii Sterling RmB, 2Fl, Zhangjian Mansion No 289, Chun Xiao Rd, Pudong New Area Shanghai Free Trade Zone China 201203 Telephone: (408) 987-5920	Kuo Chuan-Chiung 3F., No. 1, Sec. 4 Nanjing E. Road Songshan District Taipei City, Taiwan 105 Telephone: (408) 987-5920	Right Dynamic Investments Limited FNOF Precious Honour Limited c/o Suite 3720, Jardine House 1 Connaught Place, Central Hong Kong Telephone: (852) 2598-2598

With copies to:

Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road
Chaoyang District
Beijing 100025
People’s Republic of China
+86 10 6502 8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS Du Shyun-Dii Sterling (“Mr. Du”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14			TYPE OF REPORTING PERSON IN

1			NAMES OF REPORTING PERSONS Kuo Chuan-Chiung (“Mr. Kuo”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14			TYPE OF REPORTING PERSON IN

1			NAMES OF REPORTING PERSONS FNOF Precious Honour Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14			TYPE OF REPORTING PERSON CO

1			NAMES OF REPORTING PERSONS Right Dynamic Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14			TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed jointly by Messrs. Du and Kuo with the United States Securities and Exchange Commission on June 3, 2022 (as subsequently amended by an Amendment No. 1 filed jointly by Messrs. Du and Kuo on September 20, 2022 and an Amendment No. 2 filed jointly by Messrs. Du and Kuo, Parent and Holdco on October 3, 2022, the “Original Schedule 13D”), relating to the ordinary shares, par value US$0.00002 per share (the “Ordinary Shares”) and American depositary shares, each representing 50 Ordinary Shares (the “ADSs”), of O2Micro International Limited, a Cayman Islands company (the “Issuer” or “Company”). Except as specifically amended by this Amendment No. 3, the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and partially restated by replacing paragraph (c) with the following:

(c)       Mr. Du’s principal occupation is the chairman and chief executive officer of the Issuer and he is a citizen of Taiwan. Mr. Kuo’s principal occupation is the chief financial officer and a director of the Issuer and he is a citizen of Taiwan. The principal business of each of Parent and Holdco is investment holding.

   The updated Schedule A, attached hereto, lists the executive officers and directors of each of Parent and Holdco, and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by the following:

The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, (ii) certain loan facilities in a total amount of US$80,000,000.00 (with certain fees and reserves deducted) pursuant to a facility agreement dated February 27, 2023 by and among Parent, Holdco, Merger Sub, Credit Suisse and certain other parties thereto, (iii) cash contributions by the Sponsor in the amount of US$46,000,000.00, and (iv) upon Parent’s written request pursuant to Section 6.18 of the Merger Agreement, certain available unrestricted cash of the Company in the amount of US$146,000.00.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On January 31, 2023, at 2:00 pm (Cayman Islands Time), an extraordinary general meeting of shareholders of the Company was held at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On March 3, 2023, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 3, 2023, pursuant to which the Merger became effective on March 3, 2023 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time was cancelled and cease to exist in exchange for the right to receive US$0.1 per Ordinary Share or US$5.0 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated November 4, 2005, entered into by and among the Issuer, the Depositary and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which was cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or any of their respective subsidiaries, (c) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Issuer or any of its subsidiaries or held in the Issuer’s treasury, (d) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance and allocation pursuant to the Issuer’s share plans, which were cancelled without payment of any consideration therefor, and (e) the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”), which were cancelled at the Effective Time and entitled the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

As a result of the Merger, the Ordinary Shares and ADSs were no longer listed or traded on any securities exchange or quotation system, including the NASDAQ Global Select Market (the “NASDAQ”). NASDAQ filed Form 25 with the SEC to notify the SEC of the delisting of the Ordinary Shares and ADSs on the NASDAQ and deregistration of the Company’s registered securities under the Securities Exchange Act of 1934 (the “Exchange Act”). The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended upon the Company’s filing of a certification and notice on Form 15 with the SEC, and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As a result of the transactions described in Item 4, each Reporting Person no longer beneficially owns any Ordinary Shares, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.

(c) Except disclosed in this Amendment No. 3, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, on March 3, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 3 is the final amendment to the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

/s/ Du Shyun-Dii Sterling
Du Shyun-Dii Sterling
/s/ Kuo Chuan-Chiung
Kuo Chuan-Chiung
FNOF Precious Honour Limited By: /s/ IP Kun Wan Name: IP Kun Wan Title: Director Right Dynamic Investments Limited By: /s/ IP Kun Wan Name: IP Kun Wan Title: Director

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND HOLDCO
Name	Citizenship	Present Principal Occupation or Employment	Business Address
IP Kun Wan	Australian	Director of Parent Director of Holdco Director of the Sponsor Director of the Fund Director of FNOF GP III LIMITED, General Partner of the Fund	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong
LIU Cheng	Hong Kong SAR	Director of Parent Director of Holdco Director of the Sponsor	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong